EXHIBIT 99.5

CONSENT OF ZAFIR EKMEKÇI

                In connection with the press release (“Press Release”) of Sandstorm Gold Ltd. (the “Company”) dated November 24, 2021 and filed on Form 6-K with the Securities and Exchange Commission, I, Zafir Ekmekçi, SME Registered Member, consent to (i) the use of and references to my name in connection with the Press Release, as an expert or “qualified person”, who has reviewed, prepared or approved the disclosure of the scientific and technical information contained in the Press Release and the use of the technical report to be entitled “Hod Maden Project Feasibility Study – Technical Report NI 43-101”, or portions thereof, contained in the Press Release that I supervised the preparation of and/or was reviewed and approved by me (the “Technical Information”), (ii) the use and inclusion of the Technical Information in the written disclosure contained in the Press Release, and (iii) the incorporation by reference of the Press Release and Technical Information into the Company’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented.

DATE: November 24, 2021.

/s/ Zafir Ekmekçi
Name: Zafir Ekmekçi, SME Registered Member (418810RM) Title: Principal/Director Company: Hacettepe Mineral Teknolojileri Ltd. Şti.